UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
                 For the Quarterly Period Ending March 31, 1998

                           Registered Holding Company:

                            National Fuel Gas Company
                           (A New Jersey Corporation)
                               10 Lafayette Square
                             Buffalo, New York 14203


                           ITEM 1 - ORGANIZATION CHART

Name of Reporting Co.      Energy or Gas  Date of       State of      Percentage of           Nature of Business
                           Related        Organization  Organization  Voting Securities
                                                                      Held

National Fuel Gas Company  Holding        1902          New Jersey    Holds all voting        The Company  is an integrated
                                                                      securities of National  natural gas operation engaged in
                                                                      Fuel Resources, Inc.    owning and  holding securities
                                                                      and the reporting       issued by its subsidiaries.
                                                                      companies except as
                                                                      indicated below.

National Fuel Resources,   Holding        1991          New York      Holds all voting        Gas marketing.
Inc.                                                                  securities of Gateway
                                                                      Energy, Inc.

Seneca Independence        Gas            1996          Delaware      100%                    Holds a 33 1/3% general
Pipeline Company                                                                              partnership interest in
                                                                                              Independence Pipeline
                                                                                              Company, which was not
                                                                                              formed under Rule 58.

Niagara Independence       Holding        1997          Delaware      100%                    Holds the 25% general
Marketing Company                                                                             partnership interest in
                                                                                              DirectLink indicated below.

DirectLink Gas Marketing   Gas            1997          Delaware      25%                     Gas marketing
Company

Niagara Energy             Gas            1997          New York      100%                    Gas marketing.
Trading Inc.

Gateway Energy, Inc.       Gas            1995          New York      100%                    Gas marketing.

      NARRATIVE DESCRIPTION:

      National Fuel Gas Company and National Fuel Resources, Inc. are not "reporting companies" but are included in this Item 1 because they hold directly or indirectly voting securities issued by reporting companies as indicated above. During the quarter ended March 31, 1998, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") purchased a 33 1/3% general partnership interest in Independence Pipeline Company ("Independence"), following receipt of approval by the SEC under the PUHCA (see File 70-9117, HCAR No. 35-26840). SIP borrowed the purchase price from National Fuel Gas Company.

      Niagara Independence Marketing Company retained its interest in DirectLink Gas Marketing Company ("DirectLink"). No capital contributions were requested by DirectLink this quarter. DirectLink did not engage in any transactions this quarter.

      Gateway Energy, Inc. and Niagara Energy Trading Inc. ("NET") engaged in gas marketing transactions this quarter.




            ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS


Company         Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing         Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock           Issued                                         Was Issued     Security    Each Security


Seneca          Note      $   500,000       Issue     N/A      National       N/A         $   500,000
Independence    Note          500,000       Renewal            Fuel Gas                       500,000
Pipeline        Note          500,000       Renewal            Company                        500,000
Company         Note        3,500,000       Issue                                           3,500,000
                Note          500,000       Renewal                                           500,000

DirectLink Gas  No transactions this quarter
Marketing
Company

Niagara         No transactions this quarter
Independence
Marketing
Company

Niagara         Note         $900,000       Renewal/  N/A      National       N/A            $900,000
Energy                                      Issue*             Fuel Gas
Trading                       300,000       Issue              Company                        300,000
Inc.                          400,000       Renewal                                           400,000
                              500,000       Renewal/                                          500,000
                                            Issue**

Gateway         No transactions this quarter.
Energy,
Inc.



 *  Renewal of $800,000; new issue of $100,000.
**  Renewal of $400,000; new issue of $100,000.


                         ITEM 3 -ASSOCIATE TRANSACTIONS

 PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES


Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged


NONE



 PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.    Reporting Co. Types of       Direct   Indirect  Cost of  Total Amount Billed
Rendering        Receiving     Services       Costs    Costs     Capital
Services         Services      Rendered       Charged  Charged

National Fuel    Seneca        Managerial,    -0-      -0-       -0-      -0-
Gas Supply       Independence  financial,
Corporation      Pipeline      legal, and
                 Company       other similar
                               services.

National Fuel    Gateway       Managerial,    -0-      -0-       -0-      -0-
Resources, Inc.  Energy, Inc.  financial,
                               and other
                               similar
                               services.

Seneca           Niagara       Managerial,    $24,491  -0-       -0-      $24,491
Resources        Energy        financial and
Corporation      Trading Inc.  other similar
                               services.

-----------------------------------

Niagara Energy Trading Inc. also purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act (17 CFR Sec. 250.81).

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investment in Energy Related/Gas Related Companies:

NOTE: All the Reporting Companies are gas-related companies; none are energy-related companies.

Investments in Gas-Related Companies:

     Total Current Aggregate Investment:
           Pipeline activities                       $4,001,000
           Marketing activities                         502,400
                                                     ----------
                Total Current Aggregate Investment:               $4,503,400***


*** Reflects principal loan balances at 3/31/98 plus money paid for common stock in previous quarters.


                           ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment



NONE

                    ITEM 6-FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

    1. Balance Sheet for Seneca Independence Pipeline Company      - Attached
    2. Income Statement for Seneca Independence Pipeline company   - Attached
    3. Balance Sheet for Niagara Energy Trading Inc.               - Attached
    4. Income Statement for Niagara Energy Trading Inc.            - Attached
    5. Balance Sheet for Gateway Energy, Inc.                      - Attached
    6. Income Statement for Gateway Energy, Inc.                   - Attached

NOTE:   DirectLink  Gas  Marketing   Company  had  no  assets or liabilities
at March 31, 1998, and engaged in no transactions during the quarter ended March 31, 1998. Niagara Independence Marketing Company had no transactions this quarter and is engaged solely in the ownership of an interest in another gas-related company (DirectLink).

B.  EXHIBITS:  NONE


SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned. Please direct inquiries concerning this report to the undersigned at (716) 857-7702

Dated:  June 1, 1998

                                      NATIONAL FUEL GAS COMPANY



                                      By:  /s/ James R. Peterson
                                         --------------------------------------
                                           James R. Peterson
                                           Assistant Secretary